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                                                                                         EXHIBIT 12



                                       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   YEARS ENDED DECEMBER 31, 1989, 1990, 1991, 1992 AND 1993
                                                SIX MONTHS ENDED JUNE 30, 1994


                                           Six Months Ended
                                               June 30,                           Years Ended December 31,
                                                 1994                  1993        1992       1991       1990       1989

Earnings:
  Net Income (before Pref. Dividends)          $ 82,292              $174,198    $124,063   $142,557   $188,514   $129,888
  Add:  Provisions for Income Taxes              42,283                91,562      60,252     75,325    108,202     54,322
        Fixed Charges (per below)                57,245               110,220     102,800     97,235     96,747     95,405

Total Earnings (as defined by Reg. S-K)        $181,820              $375,980    $287,115   $315,117   $393,463   $279,615

Fixed Charges:
  Interest on Long-Term Debt                   $ 51,332              $ 96,916    $ 92,178   $ 87,855   $ 84,563   $ 86,178
  Other Interest Expense                          3,364                 8,672       8,819      7,648     10,552      7,533
  Amort. of Debt Disc. & Exp., Net                1,114                 1,779         874        835        681        711
  Rentals Interest Portion                        1,435                 2,853         929        897        951        983


Total Fixed Charges (as defined by Reg. S-K)   $ 57,245              $110,220    $102,800   $ 97,235   $ 96,747   $ 95,405

Coverage Ratio (Earnings/Fixed Charges)            3.18                  3.41        2.79       3.24       4.07       2.93




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